

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

October 26, 2017

Kyle S. Ramachandran
Chief Financial Officer
Solaris Oilfield Infrastructure, Inc.
9811 Katy Freeway, Suite 900
Houston, TX 77024

> **Re: Solaris Oilfield Infrastructure, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted October 13, 2017**
> **CIK No. 0001697500**

Dear Mr. Ramachandran:

We have limited our review of your draft registration statement to your confidential treatment request filed on October 2, 2017, and have no comments.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

We also remind you that your registration statement must be on file no later than 48 hours prior to the requested effective date and time. Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Parhaum J. Hamidi, Attorney-Adviser, at (202) 551-3421 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources